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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


NOTIFICATION OF LATE FILING
                                             SEC FILE NUMBER
                                             033-33042-NY



  (check one):                               CUSIP NUMBER
                                             219784 10 5





[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For the Transition Period Ended:________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:   CORONADO INDUSTRIES, INC.

Former Name if Applicable: N/A

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Address of Principal Executive Office (Street and Number)
         16929 East Enterprise Drive, Suite 202
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City, State and Zip Code
         Fountain Hills, Arizona 85268

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed: (Check box if appropriate)
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[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306; and
Release No. 34-30968 (Paragraph 72,439), effective August 13, 1992, 57 FR
36442.]

         On March 28, 1997, Arthur Andersen LLP ("Arthur Andersen") resigned as the certifying accountant for Coronado Industries, Inc. (the "Company"). Arthur Andersen was engaged on March 13, 1997 to audit the Company's financial statements for the fiscal year ended December 31, 1996. Arthur Andersen has not issued any report on the financial statements of the Company. The Company intends to, but has not yet engaged a new certifying accountant. The Company's report on Form 10-KSB for the fiscal year ended December 31, 1996 will not be filed until after the Company is able to engage a new certifying accountant and complete an audit of its financial statements for such fiscal year.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Gary R. Smith, President           (602) 837-6810
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             (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X] Yes [ ] No
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Registrant previously had no business operations and started new operations on or about November 6, 1996.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amended report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     CORONADO INDUSTRIES, INC.
                                                     a Nevada corporation
                                                      (Registrant)


MARCH 31, 1997                              By:       /s/  Gary R. Smith
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                                                      Gary R. Smith, President
                                                        (Signature)